UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                  FORM U-12(I)-B (ANNUAL STATEMENT)
                         Calendar Year 2002

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.   Name and business address of person filing statement.

     C. John Wilder, 639 Loyola Avenue, New Orleans, LA 70113

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Refer to companies listed in Item 4

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Director of:
     Entergy Services, Inc.
     Entergy Arkansas, Inc.
     Entergy Gulf States, Inc.
     Entergy Louisiana, Inc.
     Entergy Mississippi, Inc.
     Entergy New Orleans, Inc.
     GSG& T, Inc.
     Southern Gulf Railway Company
     System Fuels, Inc.
     Entergy Enterprises, Inc.
     Entergy Victoria, Inc.
     Entergy Resources, Inc.
     Entergy Procurement Exchange Holding Corporation
     Entergy Holdings, Inc.
     Entergy Operations Services, Inc.
     Entergy Technology Holding Company
     Entergy Technology Company
     Entergy Wireless Company
     System Energy Resources, Inc.
     Entergy Operations, Inc.
     Entergy Nuclear Generation Company
     Entergy Nuclear, Inc.
     Entergy Nuclear Operations, Inc.
     Entergy Nuclear Holding Company
     Entergy Nuclear Holding Company #1
     Entergy Nuclear Holding Company #3
     Entergy Nuclear New York Investment Company I
     Entergy Nuclear New York Investment Company II
     Entergy Nuclear New York Investment Company III
     Entergy Nuclear Fuels Company
     Entergy Nuclear New Hampshire Investment Company, Inc.
     Entergy Nuclear Potomac Company
     Entergy Nuclear Vermont Investment Company
     Entergy PTB Holding Compsny
     TLG Services, Inc.
     Entergy Retail Holding Company
     Entergy Retail Texas, Inc.
     Entergy Ventures Holding Company, Inc.
     Entergy Global Power Operations Corporation
     Entergy Power Development Corporation
     Entergy Power Fairfield Corporation
     Entergy Power Generation Corporation
     Entergy Power International Holdings Corporation
     Entergy Power, Inc.
     EPG Cayman Holding I
     EPG Cayman Holding II
     EN Services I Corporation


     Chairman of the Board of:
     Entergy Technology Company
     Entergy Wireless Company

     Executive Vice President and Chief Financial Officer of:
     Entergy Corporation
     Entergy Services, Inc.
     Entergy Arkansas, Inc.
     Entergy Gulf States, Inc.
     Entergy Louisiana, Inc.
     Entergy Mississippi, Inc.
     Entergy New Orleans, Inc.
     GSG& T, Inc.
     Southern Gulf Railway Company
     Prudential Oil & Gas, LLC
     Varibus, LLC
     System Fuels, Inc.
     Entergy Commerce, Inc.
     Entergy Operations Services, Inc.
     System Energy Resources, Inc.
     Entergy Operations, Inc.
     Entergy Nuclear Generation Company
     Entergy Nuclear, Inc.
     Entergy Nuclear Operations, Inc.
     Entergy Nuclear Holding Company
     Entergy Nuclear Holding Company #1
     Entergy Nuclear Holding Company #3
     Entergy Nuclear New York Investment Company I
     Entergy Nuclear New York Investment Company II
     Entergy Nuclear New York Investment Company III
     Entergy Nuclear Fuels Company
     Entergy Nuclear Fitzpatrick, LLC
     Entergy Nuclear Vermont Yankee, LLC
     Entergy Nuclear Indian Point 2, LLC
     Entergy Nuclear Indian Point 3, LLC
     Entergy Nuclear New Hampshire Investment Company, Inc.
     Entergy Nuclear Vermont Investment Company
     Entergy Select LLC
     Entergy PTB Holding Company
     TLG Services, Inc.
     Entergy Retail Holding Company
     Entergy Retail Louisiana LLC -A
     Entergy Solutions Management Services, LLC
     Entergy Retail Texas, Inc.

     President and Chief Financial Officer of:
     Entergy International Holdings LTD LLC
     Entergy International Investments No. 2 LTD LLC
     Entergy International LTD LLC
     Entergy Victoria, Inc.
     Entergy US DB I LLC
     Entergy US DB IV LLC
     Entergy Technology Holding Company
     Entergy Technology Company
     Entergy Power Fairfield Corporation
     Entergy Power Ventures Corp. II

     President and Chief Executive Officer of:
     Entergy Global Investments, Inc.
     Entergy Wireless Company

     Executive  Vice President of:
     Entergy Ventures Holding Company, Inc.
     Entergy Power Development Corporation
     Entergy Power International Holdings Corporation
     Energy Global Power Operations Corporation

     Chief Financial Officer of:
     EN Services II Corporation

     President and Chief Financial Officer of:
     EN Services I Corporation

     Management Committee:
     Entergy MHK Investments LLC
     Entergy Retail Louisiana LLC-A
     Entergy Select LLC

     Vice President and Chief Financial Officer
     Entergy MHK Retail LLC

     Manager of:
     Prudential Oil & Gas LLC

     President of:
     Entergy UK Enterprises Limited

     My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy
     Regulatory Commission and members, officers and employees of such Commissions.

     The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a) Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                       Salary or other compensation
          Name of      During Prior    To be    Person or company
         Recipient         Year      received   from whom received
                           (a)          (b)     or to be received
      C. J. Wilder       $15,120      $16,000   Entergy Services, Inc.

5(b) Basis for compensation if other than salary.


6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine       $1,662.00
         expenses charged to client:
     (b) Itemized list of all other    No other expenses
         expenses:

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 2001 and as a supplemental statement to such advance statement.

(Signed)  /s/ C. John Wilder       Dated:  January 24, 2002